June 2, 2009

Mr. Jeffrey D. Edwards
President and Chief Executive Officer
Molecular Pharmacology (USA) Limited
Drug Discovery Center
284 Oxford Street
Leederville 6007 Perth
Australia

      Re: Molecular Pharmacology (USA) Limited
             File No. 0-50156

Dear. Mr. Edwards:

For the reasons more fully described in your letter dated May 26, 2009, you request that this Division's staff not object if Molecular Pharmacology (USA) Limited presents the inception (July 14, 2004) through October 31, 2005 cumulative information required by SFAS 7, paragraphs 11b and 11c as well as the inception through October 31, 2005 statement of stockholders equity required by paragraph 11d on an unaudited basis. You note that your letter dated May 26, 2009 is in response to staff comment.

Based on your unique facts and circumstances, we do not object to your request.

The position described above is based solely on the information included in your letter. New or different facts could warrant a different conclusion. If you have any question about this letter, please call me at 202.551.3516.

                  Sincerely,

                  Todd E. Hardiman
                  Associate Chief Accountant